Exhibit 99.1

ITURAN LOCATION AND CONTROL LTD. 2006 FIRST QUARTER RESULTS RELEASE SCHEDULED FOR MONDAY, MAY 15, 2006

Conference Call Scheduled for May 15, 2006 at 9.30am EDT

AZOUR, Israel – May 1, 2006 – Ituran Location and Control Ltd. (NASDAQ: ITRN, TASE: ITRN), announced that it will be releasing its first quarter 2006 results on Monday, May 15 2006, before the US market opens.

The Company will also be hosting a conference call later that day at 9:30am EDT. On the call, management will review and discuss the results, and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 5 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 866 229 7198
UK Dial-in Number: 0 800 917 9141
ISRAEL Dial-in Number: 03 918 0610
INTERNATIONAL Dial-in Number: +972 3 918 0610

At:
09:30am Eastern Time, 6:30am Pacific Time, 4:30pm Israel Time

For those unable to listen to the live call, a replay of the call will be available for three months from the day after the call in the investor relations section of Ituran’s website, at: www.ituran.com

About Ituran

Ituran provides location-based services, consisting predominantly of stolen vehicle recovery and tracking services, as well as wireless communications products used in connection with its location-based services and various other applications. Ituran offers mobile asset location, Stolen Vehicle Recovery, management & control services for vehicles, cargo and personal security, and radio frequency identification products for various purposes including automatic meter reading, electronic toll collection and homeland security applications. Ituran’s subscriber base has been growing significantly since the Company’s inception to over 339,000 subscribers distributed globally. Established in 1995, Ituran has approximately 800 employees worldwide, provides its location based services and has a market leading position in Israel, Brazil, Argentina and the United States. The company also sells its products in China and South Korea.

International Investor Relations Contacts

Ehud Helft (Ehud.Helft@gkir.com)
Kenny Green (Kenny.Green@gkir.com)
GK International Investor Relations
(US) +1-866-704-6710

Investor Relations in Israel

Amit Lev Ari (amit@km-ir.co.il)
KM Investor Relations
(Israel) +972-3-5167620